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                                                                        ------------------------------
                                  UNITED STATES                                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION               ------------------------------
                              WASHINGTON, DC 20549                      OMB Number:         3235-0145
                                                                        Expires:    December 31, 2005
                                                                        Estimated average burden
                                  SCHEDULE 13D                          hours per response.........15
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934           ------------------------------
                            (Amendment No. _______)*
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                                  VOXWARE, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92906L105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                HARRY HUGE, ESQ.
                             25 EAST BATTERY STREET
                              CHARLESTON, SC 29481
                                TEL: 843-722-1628
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                       JANUARY 14, 2004 AND JUNE 27, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER


SEC 1746 (11-03)

CUSIP NO. 92906L105

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scorpion Nominees (BVI) Limited

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)

2                                                                (a) [_]
                                                                 (b) [_]
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      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
4
      OO (client funds)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Bermuda
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                                  SOLE VOTING POWER
        NUMBER OF          7
                                  40,808,183
         SHARES            -----------------------------------------------------
                                  SHARED VOTING POWER
      BENEFICIALLY         8
                                  0
        OWNED BY           -----------------------------------------------------
                                  SOLE DISPOSITIVE POWER
     EACH REPORTING        9
                                  40,808,183
         PERSON            -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
          WITH             10
                                  0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      40,808,183
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      51.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON* (See Instructions)
14
      IV (Investment Management Company)
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.c., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER.

         This statement relates to the Series D Convertible Preferred Stock, $.001 par value per share (the "Series D Preferred") of Voxware, Inc., a Delaware corporation (the "Issuer") which are convertible into shares of common stock, $.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is Lawrenceville Office Park, P.O. Box 5363, Princeton, New Jersey 08543.

ITEM 2.        IDENTITY AND BACKGROUND.

         This statement is being filed by Scorpion Nominees (BVI) Limited, c/o Oracle Management Ltd., 85 Reid Street, Hamilton HM12, Bermuda ("Scorpion"), by its attorney and representative Harry Huge, Esq., 25 East Battery Street, Charleston, SC 29401.

         The principal business of Scorpion is to invest in and assist growth-oriented businesses located principally in the United States and Europe.

         During the five years prior to the date hereof, Scorpion has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Scorpion is a limited partnership organized under the laws of Bermuda.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Series D Convertible Preferred Stock Purchase Agreement dated as of April 16, 2003 by and among the Issuer, Scorpion and the investors (the "Investors") listed on the signature pages thereto (the "Purchase Agreement"), Scorpion purchased 40,808,183 shares of the Series D Preferred ("Scorpion Preferred Shares") from the Issuer in a private transaction for a total purchase price of $930,799.85, which Scorpion Preferred Shares are convertible into an aggregate of 40,808,183 shares of Common Stock within 60 days of June 27, 2003. The working capital of Scorpion was the source of the funds for the purchase. No part of the purchase price paid by Scorpion was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Scorpion Preferred Shares. In connection with the purchase of the Scorpion Preferred Shares, Scorpion also received a warrant to purchase additional shares of Series D Preferred (the "Scorpion Series D Warrant Shares") and a warrant to purchase additional shares of Common Stock (the "Scorpion Common Stock Warrant Shares," and together with the Scorpion Series D Warrant Shares, the "Warrant Shares") which warrants are exercisable within 60 days of June 27, 2003. Those Warrant Shares have been exercised and are included in the 40,808,183 Shares which are the subject of this filing.

         A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred has been filed by Voxware is attached as an exhibit to their 2003 Annual Report filed with the Commission.

ITEM 4.        PURPOSE OF TRANSACTION.

         Scorpion acquired the Series D Preferred and Warrant Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Scorpion may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, Scorpion has no present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)       Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) Scorpion is the record and beneficial owner of 40,808,183 of the Scorpion Preferred Shares.

         (b)   Regarding the number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 40,808,183 shares for each Reporting Person.

               (ii) shared power to vote or to direct the vote: 0 shares for each Reporting Person.

               (iii)  sole power to dispose or to direct the disposition:
                      40,808,183 shares for each Reporting Person.

               (iv) shared power to dispose or to direct the disposition: 0 shares for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Preferred or Warrant Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by Scorpion.

         (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer entered into a Stockholders Agreement dated as of June 27, 2003 with Scorpion, the Investors and certain other persons and entities listed on Schedule I attached thereto (the "Stockholders Agreement"). A copy of the Stockholders Agreement is attached to the 2003 Annual Report of Voxware, and is incorporated by reference thereto.

         In addition, the Issuer entered into an Investor Rights Agreement dated as of June 27, 2003 with Scorpion, the Investors and certain other persons and entities listed on Schedule I attached thereto (the "Investor Rights Agreement"). A copy of the Investor Rights Agreement is also attached to the 2003 Voxware Annual Report and is incorporated by reference thereto.
The Investor Rights Agreement provides the following:

         Registration Rights. The Issuer shall make all reasonably practicable efforts to file within thirty days of June 27, 2003 a shelf registration statement with the Securities and Exchange Commission relating to the sale of Common Stock issuable upon (i) conversion of the Series D Preferred (including Common Stock issuable upon the exercise of the Scorpion Series D Warrant Shares) and (ii) the exercise of the Scorpion Common Stock Warrants. In addition, the Investor Rights Agreement grants each Investor (including Scorpion) the right to participate in any proposed registration of any of the Issuer's securities under the Securities Act initiated by the Issuer. Finally, if the initial shelf registration statement filed by the Issuer is no longer current or effective any Investor (including Scorpion) may request that the Issuer file a registration statement on Form S-2 or Form S-3 subject to certain restrictions.

         Rights of First Refusal. The Investor Rights Agreement provides Scorpion (along with the other Investors) a right of first refusal prior to the Issuer agreeing or obligating itself to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange any shares of the Issuer's Common Stock or any security of the Issuer that is convertible into Common Stock subject to certain exceptions.

          The descriptions of the Series D Preferred, Stockholders Agreement and the Investor Rights Agreement herein are qualified in their entirety by the full text of the Amended and Restated Certificate of Incorporation of the Issuer, the Stockholders Agreement and the Investor Rights Agreement, each of which is attached hereto as set forth in Item 7 herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I - Amended and Restated Certificate of Incorporation *

Exhibit II - Investor Rights Agreement *

         * Previously filed with the Commission in connection with Voxware's periodic reports as Exhibits to, and incorporated by reference from the following documents:

         (1) Filed in connection with Voxware, Inc.'s Registration Statement on Form S-1 (File Number 33-08393).

         (2) Filed in connection with Voxware, Inc.'s current report on Form 8-K that was filed on April 21, 2003.

         (3) Filed in connection with Voxware, Inc.'s current report on Form 10-K for the fiscal year ended June 30, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    January   __, 2004

SCORPION NOMINEES (BVI) LIMITED

BY:  ________________________________

Name:    Harry Huge, Esq.
         25 East Battery Street
         Charleston, SC 29401
         843 722 1628

Title:   Counsel

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         The following have been filed as Exhibits by Voxware and are reincorporated by reference thereto: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         January 21, 2004
--------------------------------------------------------------------------------
Date

         /s/ Harry Huge
--------------------------------------------------------------------------------
Signature

         Harry Huge, Counsel
--------------------------------------------------------------------------------
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filled with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

(1)      Scorpion is the record and beneficial owner of the reported securities.

(2) The shares of Series D Convertible Preferred Stock reported hereby are convertible (i) at any time at the option of the holder of the Series D Convertible Preferred Stock, or (ii) the date on which mandatory conversion occurs pursuant to the Amended and Restated Certificate of Incorporation of the Issuer.

(3)      1-1

(4)      The Common Stock Purchase Warrant has been exercised.